25 October 2006


CORUS GROUP plc

SECTION 198 COMPANIES ACT 1985 - DISCLOSURE OF INTEREST IN SHARES

Corus Group plc received notification today, that on 20 October 2006 Barclays PLC through the legal entities listed below, had a notifiable interest in 57,502,204 ordinary shares of 50p, representing 6.402% of the issued share capital of Corus Group plc.

----------------------------------------------------------------------- ---------------- ----------------
Legal Entity                                                            Holding          Percentage Held
----------------------------------------------------------------------- ---------------- ----------------
Barclays Global Investors Ltd                                                23,845,135           2.6548
----------------------------------------------------------------------- ---------------- ----------------
Barclays Life assurance Co Ltd                                                2,525,887            .2812
----------------------------------------------------------------------- ---------------- ----------------
Barclays Capital Securities Ltd                                               4,152,221            .4623
----------------------------------------------------------------------- ---------------- ----------------
Gerrard Ltd                                                                      54,261            .0060
----------------------------------------------------------------------- ---------------- ----------------
Barclays Global Investors, N.A.                                              16,433,307           1.8296
----------------------------------------------------------------------- ---------------- ----------------
Barclays Global Investors Austrailia Ltd                                        910,695            .1014
----------------------------------------------------------------------- ---------------- ----------------
Barclays Global Investors Japan Trust & Banking                               1,016,004            .1131
----------------------------------------------------------------------- ---------------- ----------------
Barclays Bank Trust Company Ltd                                                     462            .0001
----------------------------------------------------------------------- ---------------- ----------------
Barclays Capital Inc                                                          1,178,545            .1312
----------------------------------------------------------------------- ---------------- ----------------
Barclays Global Fund Advisors                                                 3,082,730            .3432
----------------------------------------------------------------------- ---------------- ----------------
Barclays Global Investors Japan Ltd                                           4,236,389            .4717
----------------------------------------------------------------------- ---------------- ----------------
Barclays Global Investors Canada Ltd                                             66,568            .0074
----------------------------------------------------------------------- ---------------- ----------------

Group Holding                                                                57,502,204           6.4020

Registered Holder                                                       Account          Holding
                                                                        Designation
----------------------------------------------------------------------- ---------------- ----------------
Bank of New York                                                                                  62,918
----------------------------------------------------------------------- ---------------- ----------------
Barclays Capital Nominees Limited                                                              1,165,945
----------------------------------------------------------------------- ---------------- ----------------
Barclays Capital Nominees Limited                                                              3,965,621
----------------------------------------------------------------------- ---------------- ----------------
BNP Paribas                                                                                      120,619
----------------------------------------------------------------------- ---------------- ----------------
Barclays Capital Securities Ltd.                                                                 186,600
----------------------------------------------------------------------- ---------------- ----------------
Barclays Capital Securities Ltd.                                                                  12,600
----------------------------------------------------------------------- ---------------- ----------------
Barclays Global Investors Canada                                                                  66,568
----------------------------------------------------------------------- ---------------- ----------------
Barclays Trust Co E99                    C 000000000000000000                                        100
----------------------------------------------------------------------- ---------------- ----------------
Barclays Trust Co R69                    C 000000000000000000                                        362
----------------------------------------------------------------------- ---------------- ----------------
Chase Nominees Ltd                                                                16376          464,939
----------------------------------------------------------------------- ---------------- ----------------
Chase Nominees Ltd                                                                20947       15,080,860
----------------------------------------------------------------------- ---------------- ----------------
Chase Nominees Ltd                                                                21359          563,824
----------------------------------------------------------------------- ---------------- ----------------
Chase Nominees Ltd                                                                28270          549,944
----------------------------------------------------------------------- ---------------- ----------------
CIBC Mellon Global Securities                                                                     99,357
----------------------------------------------------------------------- ---------------- ----------------
Investors Bank and Trust Co.                                                                  13,830,020
----------------------------------------------------------------------- ---------------- ----------------
Investors Bank and Trust Co.                                                                   3,082,730
----------------------------------------------------------------------- ---------------- ----------------
JP Morgan (BGI Custody)                                                           16331          224,983
----------------------------------------------------------------------- ---------------- ----------------
JP Morgan (BGI Custody)                                                           16338           53,352
----------------------------------------------------------------------- ---------------- ----------------
JP Morgan (BGI Custody)                                                           16341        1,066,185
----------------------------------------------------------------------- ---------------- ----------------
JP Morgan (BGI Custody)                                                           16342          119,681
----------------------------------------------------------------------- ---------------- ----------------
JP Morgan (BGI Custody)                                                           16344          192,897
----------------------------------------------------------------------- ---------------- ----------------
JP Morgan (BGI Custody)                                                           16345          318,845
----------------------------------------------------------------------- ---------------- ----------------
JP Morgan (BGI Custody)                                                           16400        6,880,515
----------------------------------------------------------------------- ---------------- ----------------
JP Morgan (BGI Custody)                                                           18409          854,997
----------------------------------------------------------------------- ---------------- ----------------
JP Morgan Chase Bank                                                                             910,695
----------------------------------------------------------------------- ---------------- ----------------


----------------------------------------------------------------------- ---------------- ----------------
JP Morgan Chase Bank                                                                               29318
----------------------------------------------------------------------- ---------------- ----------------
JP Morgan Chase Bank                                                                           1,691,258
----------------------------------------------------------------------- ---------------- ----------------
JP Morgan Chase Bank                                                                           1,016,004
----------------------------------------------------------------------- ---------------- ----------------
Mellon Trust of New England                                                                      135,025
----------------------------------------------------------------------- ---------------- ----------------
Master Trust Bank                                                                                819,343
----------------------------------------------------------------------- ---------------- ----------------
Mellon Trust - US Custodian/                                                                     264,534
----------------------------------------------------------------------- ---------------- ----------------
Mitsui Asset                                                                                      15,079
----------------------------------------------------------------------- ---------------- ----------------
Northern Trust Bank - BGI SEPA                                                                   601,791
----------------------------------------------------------------------- ---------------- ----------------
R C Greig Nominees Limited                                                                        41,718
----------------------------------------------------------------------- ---------------- ----------------
R C Greig Nominees Limited GP1                                                                     3,083
----------------------------------------------------------------------- ---------------- ----------------
R C Greig Nominees Limited SA1                                                                     1,048
----------------------------------------------------------------------- ---------------- ----------------
R C Greig Nominees Limited a/c AK1                                                                 5,993
----------------------------------------------------------------------- ---------------- ----------------
R C Greig Nominees Limited a/c BL1                                                                 2,419
----------------------------------------------------------------------- ---------------- ----------------
State Street Bank & Trust - WI                                                                   255,462
----------------------------------------------------------------------- ---------------- ----------------
State Street Boston                                                                              640,161
----------------------------------------------------------------------- ---------------- ----------------
State Street Trust of Canada -                                                                   232,077
----------------------------------------------------------------------- ---------------- ----------------
The Northern Trust Company - U                                                                   162,025
----------------------------------------------------------------------- ---------------- ----------------
Trust & Custody Services Bank                                                                  1,710,709
----------------------------------------------------------------------- ---------------- ----------------
                                                        Total                                 57,502,204
----------------------------------------------------------------------- ---------------- ----------------